AMENDED AND RESTATED certificate of DESIGNation

OF THE SERIES C PREFERRED STOCK

The terms and provisions of the Series C Preferred Stock as filed with the Secretary of State of the State of Nevada on September 30, 2013 are hereby amended and restated as follows:

1.          Definitions. For purposes of this Amended and Restated Certificate of Designation, the following definitions shall apply:

“Automatic Conversion Date” means the seventh anniversary of the Original Issue Date.

“Average Trading Price” means, if the securities are then traded on a national securities exchange, the average of the Closing Prices of the securities on such exchange over the ten (10) Trading Day period ending five (5) trading days prior to the measurement date, and if the securities are actively traded over-the-counter, then the average of the closing bid prices of the securities over the ten (10) Trading Day period ending five (5) Trading Days prior to the measurement date.

“Closing Prices” or “Closing Bid Prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the NYSE MKT or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given Trading Day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

“Conversion Price” shall be as follows (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein), based upon the cumulative Harley Dome EBITDA, from the Original Issue Date through the first three measurement periods identified in the following chart:

Dates of Conversion	Measurement Period:	Cumulative EBITDA generated during the Measurement Period:	Conversion Price:

Conversions from 5/14/14 through 5/13/15	2014 Measurement Period: From the Original Issue Date through March 31, 2014	(i) Exceeds $3,000,000 (ii) From $2,250,000 through $2,999,999 (iii) From $1,500,000 through $2,249,999 (iv) Less than $1,500,000	(i) $3.00 per share (ii) $6.00 per share (iii) $9.00 per share (iv) Not subject to conversion
Conversions from 5/14/15 through 5/13/16	2015 Measurement Period: From the Original Issue Date through March 31, 2015	(i) Exceeds $6,000,000 (ii) From $4,500,000 through $5,999,999 (iii) From $3,000,000 through $4,499,999 (iv) Less than $3,000,000	(i) $3.00 per share (ii) $6.00 per share (iii) $9.00 per share (iv) Not subject to conversion
Conversions from 5/14/16 through 5/13/17	2016 Measurement Period: From the Original Issue Date through March 31, 2016	(i) Exceeds $9,000,000 (ii) From $6,750,000 through $8,999,999 (iii) From $4,500,000 through $6,749,999 (iv) Less than $4,500,000	(i) $3.00 per share (ii) $6.00 per share (iii) $9.00 per share (iv) Not subject to conversion
Automatic Conversion on Automatic Conversion Date	Not Applicable	Not Applicable	The greater of (x) $9.00 per share and (y) the Average Trading Price (provided that there is a public market for the Common Stock)

“Corporation” shall mean Armada Water Assets, Inc., a Nevada corporation.

“Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchase of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital stock of the Corporation approved by the holders of the voting securities of the Corporation.

“Dividend Rate” shall mean an annual rate of $0.05 per share for the Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

“Harley Dome EBITDA” shall mean the net income before interest, income taxes, depreciation and amortization of the operations conducted by Harley Dome I, LLC on the Original Issue Date (“Harley Dome”) for such period, determined in accordance with GAAP subject to the following adjustments:

(a)          For so long as the business operations of Harley Dome as of the Original Issue Date remain in Harley Dome or are conducted in a separate subsidiary of the Corporation, Harley Dome EBITDA shall be calculated based on the unconsolidated financial statements of Harley Dome or such subsidiary, less an allocation of the Corporation’s parent-level selling, general and administrative expense based upon the percentage Harley Dome’s or such subsidiary’s revenue bears to the total revenue of the Corporation; and

(b)          If the business operations of Harley Dome on the Original Issue Date are combined with the Corporation or another business, the Harley Dome EBITDA shall be calculated on a pro forma basis as if it were a separate business based upon the business of Harley Dome at the time of such combination, less an allocation of all indirect expenses based upon the percentage the revenue the Harley Dome business bears to the total revenue of the Corporation.

“Liquidation Preference” shall mean $1.00 per share for the Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

“Minimum Milestone” shall mean the Harley Dome EBITDA generated (a) during the 2014 Measurement Period exceeds $1,500,000, (b) during the 2015 Measurement Period exceeds $3,000,000 or (c) during the 2016 Measurement Period exceeds $4,500,000.

“Original Issue Date” shall mean September 30, 2013.

“Original Issue Price” shall mean $1.00 per share for the Series C Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

“Pari Passu Preferred Stock” means the Series A Preferred Stock, the Series B Preferred Stock, the Series D Preferred Stock and any other series of Preferred Stock of the Corporation hereafter designated that ranks equal to the Series C Preferred Stock with respect to the right to receive dividends, Distributions or proceeds in a liquidation, dissolution or winding up of the Corporation.

“Preference Amount” means an amount per share equal to the sum of the Liquidation Preference for such series plus if Harley Dome EBITDA exceeds a Minimum Milestone, then the Preference Amount shall include a cumulative dividend calculated at the Dividend Rate (whether or not declared by the Board) since the Original Issue Date. If Harley Dome EBITDA generated during the Measurement Period never exceeds a Minimum Milestone, then there shall be no dividend except those declared by the Board.

“Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

“Trading Day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open

2.          Ranking.

(a)          Pari Passu. The Series C Preferred Stock shall rank equal to the issued and outstanding shares of Pari Passu Preferred Stock with respect to the right to receive dividends, Distributions or proceeds in a liquidation, dissolution or winding up of the Corporation. In the event of a liquidation, dissolution or winding up of the Corporation subject to Section 4 hereof, and the assets of the Corporation are insufficient to satisfy the Corporation’s obligations of the holders of the Series C Preferred Stock and the holders of any Pari Passu Preferred Stock, all payments shall be made to the holders of the Series C preferred Stock and the holders of any Pari Passu Preferred Stock, pari passu, on the basis of relative liquidation preference attributable to such equal ranking shares of Preferred Stock, as if a liquidation, dissolution or winding up of the Corporation had occurred as of such date of measurement.

(b)          New Preferred Stock. The Board of Directors of the Corporation shall have the authority, without the consent of the holders of the Series C Preferred Stock, to designate one or more additional series of Preferred Stock that rank junior, equal or senior to the issued and outstanding shares of the Series C Preferred Stock with respect to the right to receive dividends, Distributions or proceeds in a liquidation, dissolution or winding up of the Corporation.

3.          Dividends.

(a)          Series C Preferred Stock. In any calendar year, the holders of outstanding shares of Series C Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate specified for such shares of Series C Preferred Stock payable in preference and priority to any declaration or payment of any Distribution on Common Stock of the Corporation in such calendar year. No Distributions shall be made with respect to the Common Stock or any series of Preferred Stock of the Corporation ranking junior to the Series C Preferred Stock unless dividends on the Series C Preferred Stock have been declared in accordance with the preferences stated herein and all declared dividends on the Series C Preferred Stock have been paid or set aside for payment to the Series C Preferred Stock holders. The holders of outstanding shares of Series C Preferred Stock shall not be entitled to receive dividends unless declared or the Harley Dome EBITDA exceeds a Minimum Milestone.

(b)          Non-Cash Distributions. Whenever a Distribution provided for in this Section 3 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

4.          Liquidation Rights.

(a)          Liquidation Preference. In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, after the holders of any other series of Preferred Stock of the Corporation ranking senior to the Series C Preferred Stock with respect to proceeds in a liquidation, dissolution or winding up of the Corporation have received their respective Preference Amount, the holders of the Pari Passu Preferred Stock and the Series C Preferred Stock shall be entitled to receive their respective Preference Amount prior and in preference to any distribution of any of the assets of the Corporation to the holders of the Common Stock or any series of Preferred Stock of the Corporation ranking junior with respect to liquidation preference; provided, however that if the assets of the Corporation legally available for distribution to the holders of the Pari Passu Preferred Stock and the Series C Preferred Stock are insufficient to permit the payment to such holders of the full Preference Amount, then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Pari Passu Preferred Stock and the Series C Preferred Stock in proportion to their respective Preference Amounts.

(b)          Reorganization. For purposes of this Section 4, a liquidation, dissolution or winding up of the Corporation shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of related transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, as a result of shares in the Corporation held by such holders prior to such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a wholly-owned subsidiary immediately following such acquisition, its parent); (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation; or (iii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary. The treatment of any transaction or series of related transactions as a liquidation, dissolution or winding up pursuant to clause (i) or (ii) of the preceding sentence may be waived by the consent or vote of a majority of the outstanding voting stock of the Corporation.

(c)          Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a liquidation, dissolution, or winding up of the Corporation shall be valued at the security’s Average Trading Price.

5.          Conversion. The holders of the Series C Preferred Stock shall have conversion rights as follows:

(a)          Right to Convert. The holder of the Series C Preferred Stock shall have the right to convert the Series C Preferred Stock during the “Dates of Conversion” (as set forth in the definition of Conversion Price) into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the sum of the Original Issue Price plus a cumulative dividend (if any) by (ii) the Conversion Price. The right to convert shall expire for such period if not exercised. Voluntary conversion of the Series C Preferred Stock shall be exercised at the office of the Corporation or any transfer agent into fully-paid, nonassessable shares of Common Stock. If Harley Dome EBITDA exceeds a Minimum Milestone, then every outstanding share of Series C Preferred Stock shall have earned a cumulative dividend calculated at the Dividend Rate (whether or not declared by the Board) since the Original Issue Date. If Harley Dome EBITDA never exceeds a Minimum Milestone, then there shall be no dividend except those declared by the Board.

(b)          Limitation on Conversion. Other than automatic conversion pursuant to Section 5(c) hereof, the Company shall not effect any conversion of Series C Preferred Stock, and the holder of the Series C Preferred Stock shall not have the right to convert any portion of the Series C Preferred Stock, to the extent that after giving effect to such conversion, the holder (together with the holder’s affiliates) would beneficially own in excess of 4.99% (the “Maximum Percentage”) of the number of shares of Common Stock outstanding immediately after giving effect to such conversion. For purposes of this Section 5(b), in determining the number of outstanding shares of Common Stock, the holder may rely on the number of outstanding shares of Common Stock as reflected in (x) the Company’s most recent Form 10-Q or Form 8-K, as the case may be (y) a more recent public announcement by the Company or (z) any other notice by the Company or the transfer agent of the Company setting forth the number of shares of Common Stock outstanding. For any reason at any time, upon the written or oral request of the holder, the Company shall within one Business Day confirm orally and in writing to the holder the number of shares of Common Stock then outstanding. In any case, the number of outstanding shares of Common Stock shall be determined after giving effect to the conversion or exercise of securities of the Company, including the Series C Preferred Stock, by the holder or its affiliates since the date as of which such number of outstanding shares of Common Stock was reported. By written notice to the Company, the holder may increase or decrease the Maximum Percentage to any other percentage specified in such notice; provided that (i) any such increase will not be effective until the sixty-first (61st) day after such notice is delivered to the Company, and (ii) any such increase or decrease will apply only to the holder and not to any other holder of Series C Preferred Stock.

(c)          Automatic Conversion. On the Automatic Conversion Date, all outstanding shares of Series C Preferred Stock shall be converted into a number of shares of Common Stock equal to the quotient obtained by dividing (i) the sum of the Original Issue Price by the greater of (x) $9.00 per share and (y) the Average Trading Price of the Common Stock on the Automatic Conversion Date provided that there is a public market for the Common Stock. If there is no public market for the Common Stock, the Conversion Price shall be $9.00 per share.

(d)          Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Series C Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Series C Preferred Stock held by each holder of Series C Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Series C Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, he shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Series C Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that he elects to convert the same; provided, however, that on the Automatic Conversion Date, the outstanding shares of Series C Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable on such Automatic Conversion Date unless either the certificates evidencing such shares of Series C Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the Automatic Conversion Date, each holder of record of shares of Series C Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Series C Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Series C Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Series C Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus all accrued dividends (if any) on such share. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series C Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Series C Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Series C Preferred Stock shall not be deemed to have converted such Series C Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(e)          Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by Recapitalization or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)          Adjustments for Subdivisions or Combinations of Series C Preferred Stock. In the event the outstanding shares of Series C Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Series C Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Series C Preferred Stock shall be combined (by Recapitalization or otherwise) into a lesser number of shares of Preferred Stock, the Dividend Rate, Original Issue Price and Liquidation Preference in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g)          Adjustments for Reclassification, Exchange and Substitution. Subject to Section 4 (“Liquidation Rights”), if the Common Stock issuable upon conversion of the Series C Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by Recapitalization or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Series C Preferred Stock shall have the right thereafter to convert such shares of Series C Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of Series C Preferred Stock immediately before that change would have been entitled to receive in such Recapitalization, all subject to further adjustment as provided herein with respect to such other shares.

(h)          Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series C Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Series C Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect, and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Series C Preferred Stock.

(i)           Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of Series C Preferred Stock.

(j)           Notices of Record Date. In the event that this Corporation shall propose at any time:

(i)          to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)         to effect any Recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)        to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a liquidation, dissolution or winding up of the corporation;

then, in connection with each such event, this Corporation shall send to the holders of the Series C Preferred Stock prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution).

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Series C Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Series C Preferred Stock, voting as a single class and on an as-converted basis.

(k)          Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Series C Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series C Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

6.          Voting.

(a)          Holders of Series C Preferred Stock will not have any voting rights, including the right to elect any directors, except (i) voting rights, if any, required by law, and (ii) voting rights, if any, described herein.

(b)          The rights, preferences and privileges of the Series C Preferred Stock set forth in this Certificate of Designation may be waived or amended by the holders of a majority of the outstanding shares of Series C Preferred Stock.

7.          Amendments and Waivers.

(a)          Certificate of Designation. No provision of this Amended and Restated Certificate of Designation may be amended, modified or waived except by an instrument in writing executed by the Corporation and the holders of at least a majority of the outstanding shares of the Series C Preferred Stock.

(b)          Certificate of Incorporation. As long as shares of the Series C Preferred Stock are issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of at least a majority of the outstanding shares of the Series C Preferred Stock amend, alter or repeal any provision of the Certificate of Incorporation of the Corporation if such action would materially and adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series C Preferred Stock or any series thereof.

8.          Notices. Any notice required by the provisions of this Amended and Restated Certificate of Designation to be given to the holders of Series C Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

9.          Effectiveness. This Amended and Restated Certificate of Designation shall be effective upon filing with the Secretary of State of the State of Nevada.